Exhibit 21.1

Subsidiaries of Fastly, Inc.

Name of Subsidiary	Jurisdiction of Organization

Brannan International Limited	Cayman Islands

Fastly Australia Pty Ltd	Australia

Fastly Canada Inc	Canada

Fastly India Private Limited	India

Fastly International (Holdings) Limited	United Kingdom

Fastly International Technology Limited	United Kingdom

Fastly Kabushiki Kaisha	Japan

Fastly Limited	United Kingdom